Exhibit 99.1

Anadolu Insurance Company Signs a Multi-Million Dollar Agreement with Sapiens, Expanding Their Strategic Relationship

Sapiens IDIT to manage the Turkish insurer’s motor business, a main line of business

Holon, Israel – May 23, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that Anadolu Insurance Company (Anadolu), a private insurer operating in Turkey, has expanded its strategic relationship with Sapiens.

As part of a larger transformation project that has already seen the successful launch of personal health, group health, fire and compulsory (“DASK”) insurance lines, the Sapiens IDIT software suite will now also support one of Anadolu’s main lines of business, motor insurance.

“After the smooth go-live of our health and fire lines of business, we felt confident in choosing the same platform to also support our motor business,” said Mehmet Abaci, chief information officer at Anadolu. “Consolidating our internal systems is an important part of our transformation project that will help us stay ahead in the competitive Turkish market. Sapiens is a trusted advisor and partner to Anadolu, with a proven ability to deliver and extensive knowledge of the motor business.”

“We are extremely pleased that Anadolu’s trust in Sapiens led to an enlargement of the existing agreement and that our company’s growth momentum is continuing,” said Roni Al-Dor, president and CEO of Sapiens. “One of the advantages of the Sapiens IDIT software suite is that property and casualty providers can grow at their own speed and eventually consolidate their disparate lines of business on a single platform.”

Sapiens IDIT’s modular components support all core operations of personal, commercial and specialty lines of business – from inception, through renewal and claims – for all types of P&C/general insurance, car insurance and health insurance.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,700 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com